SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

GENIUS BRANDS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

37229T103

  (CUSIP Number)

Michael G. Meader
Genius Brands International, Inc.
5820 Oberlin Dr., Suite 203
San Diego, CA  92121
(858) 450-2900

With Copies To:

Marcelle Balcombe, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 37229T103	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael G. Meader
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7	SOLE VOTING POWER

2,600,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	11,153,469
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	2,600,000
10	SHARED DISPOSITIVE POWER

11,153,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,753,469*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19%
14	TYPE OF REPORTING PERSON

IN
 * Represents 6,653,469 shares held by The Meader Family Trust dated June 27, 2002, over which Mr. Meader acts as co-trustee with Suzanne Donayan Meader and shares voting and dispositive power, 2,000,000 shares that may be acquired by Mr. Meader directly upon exercise of a stock option granted on January 20, 2009 by the Issuer, 100,000 shares that may be acquired by Mr. Meader upon exercise of a stock option granted December 31, 2011, and 500,000 shares that may be acquired by Mr. Meader directly upon exercise of a stock option granted on April 26, 2011 by the Issuer.  Also included are 4,500,000 shares held by three separate trusts established for the benefit of Mr. Meader’s children, over which Mr. Meader acts as co-trustee with Suzanne Donayan Meader. Mr. Meader disclaims ownership of the 4,500,000 shares held in the children’s trusts.  See Item 5 below for more information on the children’s trusts.

CUSIP No. 37229T103	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Meader Family Trust dated June 27, 2002
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	6,653,469
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

6,653,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,653,469 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6%
14	TYPE OF REPORTING PERSON

OO
*Represents shares held by The Meader Family Trust dated June 27, 2002, over which co-trustees, Michael G. Meader and Suzanne Donayan Meader, share voting and dispositive power.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Genius Brand International, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 5820 Oberlin Dr., Suite 203, San Diego, CA 92121 (the “Issuer”). On July 5, 2011, the Issuer became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, when its Form 10 (filed May 4, 2011) became effective (Fine No. 000-54389).

Item 2. Identity and Background.

(a)           Michael G. Meader, an individual, and The Meader Family Trust dated June 27, 2002 (the “Trust”).

(b)           The business address of the reporting persons is 5820 Oberlin Dr., Suite 203, San Diego, CA 92121

(c)           Mr. Meader is the President and a Director of the Issuer.  The Trust is a trust established by Mr. Meader and Suzanne Donayan Meader.

(d)           Neither Mr. Meader nor the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Mr. Meader nor the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Meader is a citizen of the United States of America.  The Trust is a trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

The Company granted Michael G. Meader an option to purchase up to 2,000,000 shares of the Company’s common stock on January 20, 2009, the total shares of which were vested on December 31, 2009 as part of the original employment agreement.

On April 26, 2011, the Company signed new employment agreement which granted Michael G. Meader an additional option to purchase up to 1,000,000 shares of the Company’s common stock, 250,000 fully vested as of April 1, 2011, with the remaining option vesting as of April 1, 2012, 2013, and 2014 in the amount of 250,000 shares each year.

On December 31, 2011 the Company granted Mr. Meader an option to purchase 100,000 shares of the Company’s common stock pursuant to the Company’s stock option plan, which vested on the same day.

On May 2, 2012, the Company and Michael Meader agreed to convert the remaining balance of a note previously issued to him by the Company for accrued salary as of December 31, 2010, in the amount of $452,476.10, into 2,262,336 shares of the Company’s common stock.  These shares are currently held by The Meader Family Trust dated June 27, 2002.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer, notwithstanding the fact that Mr. Meader is an officer and director of the issuer.

Of the 13,753,469 shares reported by Mr. Meader, 2,600,000 represent shares of Common Stock that Mr. Meader has the right to acquire directly upon exercise of stock options granted pursuant to the Issuer’s 2008 Stock Option Plan.  An option to purchase 2,000,000 of the shares was granted on January 20, 2009 pursuant to Mr. Meader’s former employment agreement with the Issuer.  The option is exercisable at a purchase price of $0.44 and will terminate on January 20, 2014.  An Option to purchase 100,000 shares of the Company’s common stock was granted on December 31, 2011, with an exercise price of $0.22.  The remaining 500,000 shares are part of an option granted to Mr. Meader on April 26, 2011 pursuant to his current employment agreement with the Issuer.  The option was granted for up to 1,000,000 shares of common stock with 250,000 shares vested and exercisable on the date of grant.  The option is exercisable at a purchase price of $0.44 per share and will vest as to the remaining 750,000 shares at a rate of 250,000 shares on each of April 1, 2012, April 1, 2013 and April 1, 2014.  Only that portion of the options that is currently exercisable within the next 60 days is included in the 13,753,469 shares reported.

Item 5. Interest in Securities of the Issuer.

Mr. Meader may be deemed to be the  beneficial  owner of  13,753,469 shares of the Common Stock, which constitutes approximately 19%  of  the 70,426,547 shares of the Common Stock outstanding on March 21, 2012 (included in that total is 1,000,000 in vested yet unexercised options).  However, 4,500,000 of such shares are owned by three separate trusts established for the benefit of Mr. Meader’s children:  the Ani Meader Trust dated July 25, 2006, the Mark Meader Trust dated July 25, 2006, and the Anthony Meader Trust dated July 25, 2006 (collectively, the “Children’s Trusts”).  Each of the Children’s Trusts holds 1,500,000 shares. Mr. Meader and Suzanne Donayan act as co-trustees over each of the Children’s Trusts and share voting and dispositive power of those shares.  Mr. Meader disclaims ownership of the 4,500,000 shares held by the Children’s Trusts.

Mr. Meader will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of up to 2,600,000 shares which may be acquired pursuant to stock options granted to him by the Issuer pursuant to its 2008 Stock Option Plan which could be exercised within the next 60 days if and when said options are exercised.  See Item 4 for a description of the options.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, neither Mr. Meader nor the Trust is the beneficial owner of any other shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Michael G. Meader

May 16, 2012	By:	/s/ Michael G. Meader
Name: Michael G. Meader

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Dated:  May 16, 2012

The Meader Family Trust dated June 27, 2002

By:  /s/ Michael G. Meader
Michael G. Meader, Co-Trustee

By:  /s/ Suzanne Donayan Meader
Suzanne Donayan Meader, Co-Trustee

Michael G. Meader

/s/ Michael G. Meader
Michael G. Meader